SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT to issue Php5.0 Billion in Fixed Rate Notes” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

November 2, 2011

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT to issue Php5.0 Billion in Fixed Rate Notes”.

The same shall serve as our disclosure pursuant to the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 6

Exhibit 1

November 2, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT to issue Php5.0 Billion in Fixed Rate Notes”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 6

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 2, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Page 3 of 6

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT to issue Php5.0 Billion in Fixed Rate Notes”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 2, 2011

Page 4 of 6

Exhibit 1

PLDT pressrelease

PLDT to issue PHP5.0 Billion in Fixed Rate Notes

Manila, Philippines, November 2, 2011 — Philippine Long Distance Telephone Co. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced that it had priced PHP5 billion 5-year, 7-year and 10-year fixed rate notes with 16 primary institutional lenders last October 28, 2011. Issue Date will be on November 8, 2011. First Metro Investment Corporation (“FMIC”) and The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) acted as the Joint Lead Managers for this transaction. Proceeds from the facilities will be used to finance capital expenditures and refinance existing debt obligations.

The yields for the 5-year, 7-year and 10-year notes were fixed at 5.4692%, 5.4963%, and 6.2188%, respectively.

The notes issue was oversubscribed, demonstrating continued investor confidence in PLDT’s financial strength and market leadership. The lenders were a mix of universal banks, trust banking groups, investment banks, investment funds, and an insurance company.

FMIC President Roberto Juanchito Dispo said the fixed rate notes’ oversubscription is a testament to the strength of the PLDT name. “Amidst the current market volatility and as flight to quality remains to be an investor’s utmost concern, this deal is a success by any measure. The mix of participating lenders, and the fact that we saw the strongest interest in the 10-year maturity compared to the shorter tenors, affirms high investor confidence in PLDT’s future prospects,” he said.

For his part, HSBC Managing Director, Treasurer and Head of Global Markets Wick Veloso congratulated PLDT for successfully navigating the current market environment and achieving overwhelming support from the investor community. “The tight pricing in this transaction underscores the strong credit profile of PLDT. We commend PLDT’s capability to execute a notes issuance very quickly, allowing it to minimize potential price risks. This is something PLDT has been able to achieve consistently.”

PLDT Treasurer and Senior Vice President Anabelle L. Chua expressed appreciation for the investors’ response to the notes issuance and the tight pricing that the market accorded their latest debt transaction.

”We are pleased with the strong support of our investors and would like to thank them for their unwavering confidence in PLDT’s management and strategic direction. Their active participation in our fund raising exercises allows us to finance our capital investments at cost efficient levels. ” Ms. Chua said.

Page 5 of 6

Exhibit 1

Fitch Ratings (“Fitch”) has recently upgraded PLDT’s Long-Term Local-Currency Issuer Default Rating to ‘A-’ from ‘BBB+’, and simultaneously removed it from Rating Watch Positive. The Outlook is Stable.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Anabelle L. Chua
Tel. No.: +63 2 816-8213 / 5113914
Fax No.: +63 2 844-9099

Melissa V. Vergel de Dios
Tel. No.: +63 2 816-8024
Fax No.: +63 2 810-7138

Ramon R. Isberto
Tel. No.: +63 2 5113101
Fax No.: +63 2 8935174

Page 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 2, 2011